Filed by Tilray, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended Subject Company: Privateer Holdings, Inc. SEC File No. of Privateer Holdings, Inc: 021-292338 __________ Pioneering the Future of Global Cannabis November 2019 ©2019 TILRA Y Filed by Tilray, Inc. Pursuant to Rule 425 under the Securities Act of 1933, as amended, and deemed filed pursuant to Rule 14a-12 of the Securities Exchange Act of 1934, as amended Subject Company: Privateer Holdings, Inc. SEC File No. of Privateer Holdings, Inc: 021-292338 __________ Pioneering the Future of Global Cannabis November 2019 ©2019 TILRA Y

Disclaimer Investors and prospective investors should rely only on the information contained in the continuous disclosure commercialize such products; risks related to future third party strategic alliances or the expansion of currently the income tax, legal, risk factors and other aspects of their investment or potential investment in the Company and filings (the “Filings”) of Tilray Inc. (the “Company”). This presentation is qualified in its entirety by reference to, and existing relationships with third parties; that the Company may not be able to successfully identify and execute should carefully consider the risks described in the Filings. must be read in conjunction with, the information contained in the Filings. An investor or prospective investor is future acquisitions or dispositions or successfully manage the impacts of such transactions on its operations; risks ADDITIONAL INFORMATION ABOUT THE PROPOSED MERGER AND WHERE TO FIND IT not entitled to rely on parts of the information contained in this presentation to the exclusion of others, and the inherent to the operation of an agricultural business; that certain customer concentrations constitute a substantial Company is not authorized to provide different or additional information. Unless otherwise specified, all monetary portion of the Company’s revenues; that the Company may be unable to attract, develop and retain key personnel; In connection with the proposed merger, Tilray and Privateer have filed relevant materials with the SEC. Tilray amounts in this presentation are in United States dollars. risks resulting from significant interruptions to the Company’s access to certain key inputs such as raw materials, has filed a registration statement on Form S-4 that contains a prospectus and a proxy statement of Tilray and an electricity, water and other utilities; that the Company may be unable to transport its cannabis products to patients information statement of Privateer. Investors and security holders of Tilray and Privateer are urged to read this An investment in the securities discussed in this presentation is speculative and subject to a number of risks that in a safe and efficient manner; risks related to recalls of the Company’s cannabis products or product liability or proxy statement/prospectus, information statement and other materials because they contain important should be considered by an investor or prospective investor. Investors and prospective investors should carefully regulatory claims or actions involving the Company’s cannabis products; risks related to the Company’s reliance on information about Tilray, Privateer and the merger. The proxy statement, prospectus, information statement and consider the risks described in the Filings. This presentation does not constitute an offering of securities and the pharmaceutical distributors; that the Company, or the cannabis industry more generally, may receive unfavorable other relevant materials (when they become available), and any other documents filed by Tilray with the SEC, may information contained herein is subject to the information contained in the Company’s Filings. publicity or become subject to negative consumer or investor perception; that certain events or developments in be obtained free of charge at the SEC web site at www.sec.gov. In addition, investors and security holders may FORWARD-LOOKING INFORMATION the cannabis industry more generally may impact the Company’s reputation or its relationships with customers or obtain free copies of the documents filed with the SEC by Tilray by directing a written request to: Tilray, Inc., 1100 suppliers; that Canadian product licensure and marketing regulations further constrain the Company in promoting Maughan Road, Nanaimo, BC V9X IJ2, Attn: Dara Redler, General Counsel.Investors and security holders are urged This presentation contains “forward-looking information” within the meaning of applicable securities laws in Canada its products; risks related to the Company’s ability to comply with all safety, health and environmental regulations to read the proxy statement, prospectus, information statement and other relevant materials when they become or “forward-looking statements” made pursuant to the “safe harbour” provisions of the United States Private applicable to it; that the Company may not be able to obtain adequate insurance coverage in respect of the risks that available before making any voting or investment decision with respect to the merger. Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). Forward-looking information it faces, that the premiums for such insurance may not continue to be commercially justifiable or that there may be may relate to the Company’s future outlook and anticipated events, plans or results, and may include information This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an coverage limitations and other exclusions which may result in such insurance not being sufficient; that the Company regarding the Company’s objectives, goals, strategies, future revenue or performance and capital expenditures, and offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation may become subject to liability arising from fraudulent or illegal activity by its employees, contractors, consultants other information that is not historical information. Particularly, information regarding the Company’s expectations of or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No and others; that the Company may experience breaches of security at its facilities or losses as a result of the theft performance, achievements, prospects or opportunities, or the markets in which the Company operates, is forward- offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of of its products; risks related to the Company’s information technology systems; that the Company may be unable looking information. Forward-looking information can often be identified by the use of terminology such as “believe, ” the Securities Act. to sustain its revenue growth and development; that the Company may be unable to expand its operations quickly “anticipate, ” “plan, ” “expect, ” “pending, ” “in process, ” “intend, ” “estimate, ” “project, ” “may, ” “will, ” “should, ” “would, ” enough to meet demand or manage its operations beyond their current scale; that the Company may be unable “could,” “can,” the negatives thereof, variations thereon and similar expressions. In addition, any statements that PARTICIPANTS IN THE SOLICITATION to secure adequate or reliable sources of necessary funding: that the Company may not generate sufficient cash refer to expectations, intentions, projections or other characterizations of future events or circumstances contain Tilray and its directors and executive officers and Privateer and its directors and executive officers may be deemed flow to service its debt obligations and fund our ordinary course business operations; risks related to, or associated forward-looking information. Statements containing forward-looking information are not historical facts but instead to be participants in the solicitation of proxies from the stockholders of Tilray in connection with the proposed with, the Company’s exposure to public company reporting requirements; risks related to conflicts of interest; risks represent management’s expectations, estimates and projections regarding future events or circumstances. transaction. Information regarding the special interests of these directors and executive officers in the merger related to third-parties’ perceived reputational risk of engaging in the cannabis industry and with the Company; risks The forward-looking information contained in this presentation is based on the Company’s opinions, estimates are included in the proxy statement/ prospectus/information statement referred to above. Additional information related to unforeseen changes in tax and accounting requirements; risks related to fluctuations in foreign currency and assumptions in light of management’s experience and perception of historical trends, current conditions and regarding the directors and executive officers of Tilray is also included in Tilray’s definitive proxy statement in exchange rates;risks related to the Company’s potential exposure to greater-than-anticipated tax liabilities and long- expected future developments, as well as other factors that management currently believes are appropriate and connection with its 2019 Annual Meeting of Stockholders filed with the SEC on April 15, 2019. These documents term effects of U.S. tax reform; risks relating to a permanent U.S. ban on entry for non-U.S. citizens who admit to reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, are available free of charge at the SEC web site (www.sec.gov) and from the Corporate Secretary of Tilray at the cannabis investing or employment; risks related to the protection and enforcement of the Company’s intellectual there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. address above. property rights, or the intellectual property that it licenses from others; that the Company may become subject to Risk factors that could cause actual results to differ materially from forward-looking information in this presentation allegations that it or its licensors are in violation of the intellectual property rights of third parties; that the Company USE OF NON-U.S. GAAP FINANCIAL MEASURES include: the Company’s ability to secure and maintain required regulatory approvals and licenses to manufacture may not realize the full benefit of the clinical trials or studies that it participates in; that the Company may not and export medical cannabis and other products derived therefrom; risks relating to evolving laws, regulations and realize the full benefit of its licenses if the licensed material has less market appeal than expected and the licenses To supplement its financial statements, the Company provides investors with information related to Adjusted guidelines applicable to medical cannabis in Canada and other countries further limiting the Company’s the business may not be profitable; risks related to our pending merger with Privateer Holdings, Inc.’s and it and Privateer’s EBITDA, which is not a financial measure calculated in accordance with generally accepted accounting principles operations; the Company’s failure to comply with applicable regulations in any jurisdiction resulting in a significant founders controlling ownership in the Company, its provision of services to the Company and its participation in the in the United States (“U.S. GAAP”). Adjusted EBITDA is calculated as net income (loss) before interest expense, change in business operations; the Company’s continued ability to export medicinal cannabis is dependent upon Company’s management and as well as any other risks that may be included in the Filings. Please see the heading net; other income, net; deferred income tax recovery, current income tax expense; foreign exchange (gain) loss, licenses and approvals outside of Canada and any failure to comply may limit the Company’s international expansion; “Risk Factors” in Tilray’s most recent Quarterly or Annual Report on Form 10-Q or Form 10-K, which are filed with net; depreciation and amortization expense; stock-based compensation expense; and acquisition and integration the effect of the legalization of adult-use cannabis in Canada on the medical cannabis industry is unknown and may the Securities and Exchange Commission and Canadian securities regulators, for a discussion of the material risk expenses. A reconciliation of Adjusted EBITDA to net loss, the most directly comparable GAAP measure, has significantly and negatively affect the Company’s medical cannabis business; that the medical benefits, viability, factors that could cause actual results to differ materially from the forward-looking information. been provided in the financial statement tables included in the Company’s Form 10-Q, filed with the SEC on safety, efficacy, dosing and social acceptance of cannabis are not as currently expected; that adverse changes or November 13, 2019. The Company believes Adjusted EBITDA provides useful information to management and Although management has attempted to identify important risk factors that could cause actual results to differ developments affecting the Company’s main or planned facilities may have an adverse effect on the Company; that investors regarding certain financial and business trends relating to the Company’s financial condition and results of materially from those contained in the forward-looking information in this presentation, there may be other risk the medical cannabis industry and market may not continue to exist or develop as anticipated or the Company may operations. Management uses Adjusted EBITDA to compare the Company’s performance to that of prior periods factors not presently known to the Company or that the Company presently believes are not material that could also not be able to succeed in this market; risks related to market competition; risks related to the adult-use cannabis for trend analyses and planning purposes. cause actual results or future events to differ materially from those expressed in such forward-looking information industry and market in Canada including the Company’s ability to enter into or compete in such market; risks related in this presentation. There can be no assurance that such information will prove to be accurate, as actual results and to adult-use regulations in Canada developing in a manner from current expectations, including new Canadian adult- future events could differ materially from those anticipated in such information. Accordingly, readers and viewers NO THIRD PARTY VERIFICA TION use regulations effective December 17, 2019; that the Company fails to comply with supplier standards established should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward- The information contained in the presentation, including market information from third parties, has not been by Canadian provincial or territorial distributors; that the Canadian adult-use cannabis market experiences continued looking information contained in this presentation represents the Company’s expectations as of the date of this independently verified and no representation or warranty, express or implied, is made as to, and no reliance should supply fluctuations resulting in revenue and price declines; the nascent Canadian adult-use market being subject presentation or the date indicated, regardless of the time of delivery of the presentation. The Company disclaims be placed on, the fairness, accuracy, completeness or correctness of the information or opinions expressed herein. to many of the same regulatory and early-stage growth risks as medical cannabis; enhanced legal competition any intention, obligation or undertaking to update or revise any forward-looking information, whether as a result of for Canadian adult-use market share; that the Company has a limited operating history and a history of net new information, future events or otherwise, except as required under applicable securities laws. losses and that it may not achieve or maintain profitability in the future; risks related to the Company’s current or All of the forward-looking information contained in this presentation is expressly qualified by the foregoing cautionary proposed international operations; risks related to the ongoing development and enforcement of U.S. and foreign statements. Investors and potential investors should consult their own professional advisors to ascertain and assess laws, including recent U.S. legalization of hemp-derived CBD products and the Company’s ability to successfully ©2019 TILRA Y | 2Disclaimer Investors and prospective investors should rely only on the information contained in the continuous disclosure commercialize such products; risks related to future third party strategic alliances or the expansion of currently the income tax, legal, risk factors and other aspects of their investment or potential investment in the Company and filings (the “Filings”) of Tilray Inc. (the “Company”). This presentation is qualified in its entirety by reference to, and existing relationships with third parties; that the Company may not be able to successfully identify and execute should carefully consider the risks described in the Filings. must be read in conjunction with, the information contained in the Filings. An investor or prospective investor is future acquisitions or dispositions or successfully manage the impacts of such transactions on its operations; risks ADDITIONAL INFORMATION ABOUT THE PROPOSED MERGER AND WHERE TO FIND IT not entitled to rely on parts of the information contained in this presentation to the exclusion of others, and the inherent to the operation of an agricultural business; that certain customer concentrations constitute a substantial Company is not authorized to provide different or additional information. Unless otherwise specified, all monetary portion of the Company’s revenues; that the Company may be unable to attract, develop and retain key personnel; In connection with the proposed merger, Tilray and Privateer have filed relevant materials with the SEC. Tilray amounts in this presentation are in United States dollars. risks resulting from significant interruptions to the Company’s access to certain key inputs such as raw materials, has filed a registration statement on Form S-4 that contains a prospectus and a proxy statement of Tilray and an electricity, water and other utilities; that the Company may be unable to transport its cannabis products to patients information statement of Privateer. Investors and security holders of Tilray and Privateer are urged to read this An investment in the securities discussed in this presentation is speculative and subject to a number of risks that in a safe and efficient manner; risks related to recalls of the Company’s cannabis products or product liability or proxy statement/prospectus, information statement and other materials because they contain important should be considered by an investor or prospective investor. Investors and prospective investors should carefully regulatory claims or actions involving the Company’s cannabis products; risks related to the Company’s reliance on information about Tilray, Privateer and the merger. The proxy statement, prospectus, information statement and consider the risks described in the Filings. This presentation does not constitute an offering of securities and the pharmaceutical distributors; that the Company, or the cannabis industry more generally, may receive unfavorable other relevant materials (when they become available), and any other documents filed by Tilray with the SEC, may information contained herein is subject to the information contained in the Company’s Filings. publicity or become subject to negative consumer or investor perception; that certain events or developments in be obtained free of charge at the SEC web site at www.sec.gov. In addition, investors and security holders may FORWARD-LOOKING INFORMATION the cannabis industry more generally may impact the Company’s reputation or its relationships with customers or obtain free copies of the documents filed with the SEC by Tilray by directing a written request to: Tilray, Inc., 1100 suppliers; that Canadian product licensure and marketing regulations further constrain the Company in promoting Maughan Road, Nanaimo, BC V9X IJ2, Attn: Dara Redler, General Counsel.Investors and security holders are urged This presentation contains “forward-looking information” within the meaning of applicable securities laws in Canada its products; risks related to the Company’s ability to comply with all safety, health and environmental regulations to read the proxy statement, prospectus, information statement and other relevant materials when they become or “forward-looking statements” made pursuant to the “safe harbour” provisions of the United States Private applicable to it; that the Company may not be able to obtain adequate insurance coverage in respect of the risks that available before making any voting or investment decision with respect to the merger. Securities Litigation Reform Act of 1995 (collectively, “forward-looking information”). Forward-looking information it faces, that the premiums for such insurance may not continue to be commercially justifiable or that there may be may relate to the Company’s future outlook and anticipated events, plans or results, and may include information This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an coverage limitations and other exclusions which may result in such insurance not being sufficient; that the Company regarding the Company’s objectives, goals, strategies, future revenue or performance and capital expenditures, and offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation may become subject to liability arising from fraudulent or illegal activity by its employees, contractors, consultants other information that is not historical information. Particularly, information regarding the Company’s expectations of or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No and others; that the Company may experience breaches of security at its facilities or losses as a result of the theft performance, achievements, prospects or opportunities, or the markets in which the Company operates, is forward- offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of of its products; risks related to the Company’s information technology systems; that the Company may be unable looking information. Forward-looking information can often be identified by the use of terminology such as “believe, ” the Securities Act. to sustain its revenue growth and development; that the Company may be unable to expand its operations quickly “anticipate, ” “plan, ” “expect, ” “pending, ” “in process, ” “intend, ” “estimate, ” “project, ” “may, ” “will, ” “should, ” “would, ” enough to meet demand or manage its operations beyond their current scale; that the Company may be unable “could,” “can,” the negatives thereof, variations thereon and similar expressions. In addition, any statements that PARTICIPANTS IN THE SOLICITATION to secure adequate or reliable sources of necessary funding: that the Company may not generate sufficient cash refer to expectations, intentions, projections or other characterizations of future events or circumstances contain Tilray and its directors and executive officers and Privateer and its directors and executive officers may be deemed flow to service its debt obligations and fund our ordinary course business operations; risks related to, or associated forward-looking information. Statements containing forward-looking information are not historical facts but instead to be participants in the solicitation of proxies from the stockholders of Tilray in connection with the proposed with, the Company’s exposure to public company reporting requirements; risks related to conflicts of interest; risks represent management’s expectations, estimates and projections regarding future events or circumstances. transaction. Information regarding the special interests of these directors and executive officers in the merger related to third-parties’ perceived reputational risk of engaging in the cannabis industry and with the Company; risks The forward-looking information contained in this presentation is based on the Company’s opinions, estimates are included in the proxy statement/ prospectus/information statement referred to above. Additional information related to unforeseen changes in tax and accounting requirements; risks related to fluctuations in foreign currency and assumptions in light of management’s experience and perception of historical trends, current conditions and regarding the directors and executive officers of Tilray is also included in Tilray’s definitive proxy statement in exchange rates;risks related to the Company’s potential exposure to greater-than-anticipated tax liabilities and long- expected future developments, as well as other factors that management currently believes are appropriate and connection with its 2019 Annual Meeting of Stockholders filed with the SEC on April 15, 2019. These documents term effects of U.S. tax reform; risks relating to a permanent U.S. ban on entry for non-U.S. citizens who admit to reasonable in the circumstances. Despite a careful process to prepare and review the forward-looking information, are available free of charge at the SEC web site (www.sec.gov) and from the Corporate Secretary of Tilray at the cannabis investing or employment; risks related to the protection and enforcement of the Company’s intellectual there can be no assurance that the underlying opinions, estimates and assumptions will prove to be correct. address above. property rights, or the intellectual property that it licenses from others; that the Company may become subject to Risk factors that could cause actual results to differ materially from forward-looking information in this presentation allegations that it or its licensors are in violation of the intellectual property rights of third parties; that the Company USE OF NON-U.S. GAAP FINANCIAL MEASURES include: the Company’s ability to secure and maintain required regulatory approvals and licenses to manufacture may not realize the full benefit of the clinical trials or studies that it participates in; that the Company may not and export medical cannabis and other products derived therefrom; risks relating to evolving laws, regulations and realize the full benefit of its licenses if the licensed material has less market appeal than expected and the licenses To supplement its financial statements, the Company provides investors with information related to Adjusted guidelines applicable to medical cannabis in Canada and other countries further limiting the Company’s the business may not be profitable; risks related to our pending merger with Privateer Holdings, Inc.’s and it and Privateer’s EBITDA, which is not a financial measure calculated in accordance with generally accepted accounting principles operations; the Company’s failure to comply with applicable regulations in any jurisdiction resulting in a significant founders controlling ownership in the Company, its provision of services to the Company and its participation in the in the United States (“U.S. GAAP”). Adjusted EBITDA is calculated as net income (loss) before interest expense, change in business operations; the Company’s continued ability to export medicinal cannabis is dependent upon Company’s management and as well as any other risks that may be included in the Filings. Please see the heading net; other income, net; deferred income tax recovery, current income tax expense; foreign exchange (gain) loss, licenses and approvals outside of Canada and any failure to comply may limit the Company’s international expansion; “Risk Factors” in Tilray’s most recent Quarterly or Annual Report on Form 10-Q or Form 10-K, which are filed with net; depreciation and amortization expense; stock-based compensation expense; and acquisition and integration the effect of the legalization of adult-use cannabis in Canada on the medical cannabis industry is unknown and may the Securities and Exchange Commission and Canadian securities regulators, for a discussion of the material risk expenses. A reconciliation of Adjusted EBITDA to net loss, the most directly comparable GAAP measure, has significantly and negatively affect the Company’s medical cannabis business; that the medical benefits, viability, factors that could cause actual results to differ materially from the forward-looking information. been provided in the financial statement tables included in the Company’s Form 10-Q, filed with the SEC on safety, efficacy, dosing and social acceptance of cannabis are not as currently expected; that adverse changes or November 13, 2019. The Company believes Adjusted EBITDA provides useful information to management and Although management has attempted to identify important risk factors that could cause actual results to differ developments affecting the Company’s main or planned facilities may have an adverse effect on the Company; that investors regarding certain financial and business trends relating to the Company’s financial condition and results of materially from those contained in the forward-looking information in this presentation, there may be other risk the medical cannabis industry and market may not continue to exist or develop as anticipated or the Company may operations. Management uses Adjusted EBITDA to compare the Company’s performance to that of prior periods factors not presently known to the Company or that the Company presently believes are not material that could also not be able to succeed in this market; risks related to market competition; risks related to the adult-use cannabis for trend analyses and planning purposes. cause actual results or future events to differ materially from those expressed in such forward-looking information industry and market in Canada including the Company’s ability to enter into or compete in such market; risks related in this presentation. There can be no assurance that such information will prove to be accurate, as actual results and to adult-use regulations in Canada developing in a manner from current expectations, including new Canadian adult- future events could differ materially from those anticipated in such information. Accordingly, readers and viewers NO THIRD PARTY VERIFICA TION use regulations effective December 17, 2019; that the Company fails to comply with supplier standards established should not place undue reliance on forward-looking information, which speaks only as of the date made. The forward- The information contained in the presentation, including market information from third parties, has not been by Canadian provincial or territorial distributors; that the Canadian adult-use cannabis market experiences continued looking information contained in this presentation represents the Company’s expectations as of the date of this independently verified and no representation or warranty, express or implied, is made as to, and no reliance should supply fluctuations resulting in revenue and price declines; the nascent Canadian adult-use market being subject presentation or the date indicated, regardless of the time of delivery of the presentation. The Company disclaims be placed on, the fairness, accuracy, completeness or correctness of the information or opinions expressed herein. to many of the same regulatory and early-stage growth risks as medical cannabis; enhanced legal competition any intention, obligation or undertaking to update or revise any forward-looking information, whether as a result of for Canadian adult-use market share; that the Company has a limited operating history and a history of net new information, future events or otherwise, except as required under applicable securities laws. losses and that it may not achieve or maintain profitability in the future; risks related to the Company’s current or All of the forward-looking information contained in this presentation is expressly qualified by the foregoing cautionary proposed international operations; risks related to the ongoing development and enforcement of U.S. and foreign statements. Investors and potential investors should consult their own professional advisors to ascertain and assess laws, including recent U.S. legalization of hemp-derived CBD products and the Company’s ability to successfully ©2019 TILRA Y | 2

1 We Are a Global Pioneer in a $150B + Market Receive cultivation licenses from multiple countries We were the first cannabis company to: Achieve GMP certic fi ation Export cannabis legally from North America to Africa, Australia, Europe and Latin America Supply federally approved clinical trials in Australia, Canada and the United States Recruit majority women Board of Directors Complete an IPO on a major U.S. stock exchange 1 SOURCE: UNITED NATIONS WORLD DRUG REPORT. PROJECTIONS INCLUDE THE ILLICIT MARKET. ©2019 TILRA Y | 31 We Are a Global Pioneer in a $150B + Market Receive cultivation licenses from multiple countries We were the first cannabis company to: Achieve GMP certic fi ation Export cannabis legally from North America to Africa, Australia, Europe and Latin America Supply federally approved clinical trials in Australia, Canada and the United States Recruit majority women Board of Directors Complete an IPO on a major U.S. stock exchange 1 SOURCE: UNITED NATIONS WORLD DRUG REPORT. PROJECTIONS INCLUDE THE ILLICIT MARKET. ©2019 TILRA Y | 3

Mission Committed to Creating Shareholder Value By: Improve patients’ and consumers’ lives through the power of cannabis and hemp Growing revenue and market share globally Focusing on the biggest, long-term opportunities Brands Matter Investing aggressively now, for sustainable and profitable growth over the long-term We are building a multi-billion dollar global consumer Attracting and rewarding long-term patient packaged goods company capital, including significant insider ownership with a portfolio of medical, wellness and adult-use brands consumers love ©2019 TILRA Y | 4Mission Committed to Creating Shareholder Value By: Improve patients’ and consumers’ lives through the power of cannabis and hemp Growing revenue and market share globally Focusing on the biggest, long-term opportunities Brands Matter Investing aggressively now, for sustainable and profitable growth over the long-term We are building a multi-billion dollar global consumer Attracting and rewarding long-term patient packaged goods company capital, including significant insider ownership with a portfolio of medical, wellness and adult-use brands consumers love ©2019 TILRA Y | 4

We Are a Trusted Partner Legitimizing Cannabis

10 Clinical Trials

NYU

McGill

SickKids

The University of Sydney

UC San Diego

The University of British Columbia

Columbia University Medical Center

3 Strategic Partnerships

AB InBev

SANDOZ A Novartis Division

ABG Authentic Brands Group

Medical Advisory Board



Orrin Devinsky, MD, Chairman



Abraham Chachoua, MD



Catherine Lord, PhD



Elizabeth K. Hale, MD

International Advisory Board



Governor Howard Dean



Michael Steele



Lloyd Axworthy



Joschka Fischer



Jaime Gama



Alexander John Gosse Downer



Donald McKinnon



James O'Brien



Dr. Lorna Marsden

©2019 TILRAY | 5

We Are Building a Global Platform for the Long-Term



UNITED KINGDOM
IRELAND
GERMANY
CZECH REPUBLIC
CROATIA
CYPRUS
CANADA
PORTUGAL
UNITED STATES
1, 2, 3
PERU
BRAZIL
CHILE
ARGENTINA
SOUTH AFRICA
AUSTRALIA
NEW ZEALAND
Pharmaceutical Distributor Supply Agreements
Clinical Trials
Tilray Licensed Production Facility
High Park Licensed Production Facility
Manitoba Harvest Facility
Manitoba Harvest Products

Global Distribution Footprint

Cannabis — 13 Countries

Hemp — 21 Countries

[1] SEE DISCLAIMER: FORWARD-LOOKING INFORMATION
[2] PENDING REGULATORY APPROVAL
[3] FACILITY UNDER CONSTRUCTION

©2019 TILRAY
6

Team of Industry Experts



Brendan Kennedy
President & Chief Executive Officer
PRIVATEER HOLDINGS



Mark Castaneda
Chief Financial Officer
PRIMO DRINK BIG. DRINK HEALTHY.



Woody Pastorius
Chief Revenue Officer
THOMSON REUTERS



Adine Carter
Chief Marketing Officer
ANDREW PELLER LIMITED



Dara Redler
General Counsel
Coca-Cola



Andrew Pucher
Chief Corporate Development Officer
Goldman Sachs



Rita Seguin
Executive Vice President, Human Resources
DIAGEO



Greg Christopher
Executive Vice President, Operations
Nestlé



Kristina Adamski
Executive Vice President, Corporate Affairs
NISSAN



Catherine Jacobson, PhD
Vice President, Regulatory & Medical Affairs
GW pharmaceuticals



Charlie Cain
Vice President, Retail

©2019 TILRAY | 7

Strategic, Global Production Footprint

Our total production area is 3.4 million square feet as of November 2019



	TILRAY		High Park			Manitoba Harvest hemp foods		
	CANADA NANAIMO, B.C.	**PORTUGAL** CANTANHEDE / ESPORÃO	**FARMS** ENNISKILLEN, ON	**PROCESSING** LONDON, ON	**GARDENS** LEAMINGTON, ON	**WINNIPEG** WINNIPEG, MB	**STE. AGATHE** STE. AGATHE, MB	**TOTAL**
PARCEL SIZE	218K SQFT	11.5M SQFT	4.4M SQFT	215K SQFT	784K SQFT	38K SQFT	300K SQFT	17.5M SQFT
PHASE I DEVELOPMENT	60K SQFT COMPLETE	2.7M SQFT	626K SQFT	56K SQFT	155K SQFT	15K SQFT	35K SQFT	3.6M SQFT
MAX DEVELOPMENT	80K SQFT	10.2M SQFT	3.5M SQFT	122K SQFT	660K SQFT			14.7M SQFT
CULTIVATION FORMAT	INDOOR	INDOOR/ GREENHOUSE/ OUTDOOR	GREENHOUSE/ OUTDOOR		GREENHOUSE			

©2019 TILRAY | 8

Portfolio of Appealing Products Supported by Extensive Distribution Capabilities Broad Array of Products Available Online and in 13,000 Stores in to Address Consumer Needs the USA and 3,600 Stores in Canada2 Hemp Hearts Protein Powder Hemp Oil Granola & Bars (1) Coming Soon CBD 1 PRODUCT PACKAGING NOT FINAL 1 HEMP FOOD DISTRIBUTION ©2019 TILRA Y | 9Portfolio of Appealing Products Supported by Extensive Distribution Capabilities Broad Array of Products Available Online and in 13,000 Stores in to Address Consumer Needs the USA and 3,600 Stores in Canada2 Hemp Hearts Protein Powder Hemp Oil Granola & Bars (1) Coming Soon CBD 1 PRODUCT PACKAGING NOT FINAL 1 HEMP FOOD DISTRIBUTION ©2019 TILRA Y | 9

Portugal is Our International Production Hub 2.5 million square feet Low costs (climate and labor) Import raw material from other countries Export finished goods Tariff-free access to EU Capacity to manufacture 3-4x current cultivation output Strategic alliance with agricultural leader Esporão Final GMP certifications by end of 2019 1 1 SEE DISCLAIMER: FORWARD-LOOKING INFORMATION ©2019 TILRA Y | 10Portugal is Our International Production Hub 2.5 million square feet Low costs (climate and labor) Import raw material from other countries Export finished goods Tariff-free access to EU Capacity to manufacture 3-4x current cultivation output Strategic alliance with agricultural leader Esporão Final GMP certifications by end of 2019 1 1 SEE DISCLAIMER: FORWARD-LOOKING INFORMATION ©2019 TILRA Y | 10

Well-Positioned for the EU[1]

We have established cultivation, distribution agreements, and sales offices in the European Union to capture the €36B[1,2] European market opportunity

	EU	Germany	UK
POPULATION OF CANADA	14X[3]	2.2X[3]	1.79X[3]
GDP OF CANADA	11X[3]	2.3X[3]	1.63X[3]

Cornerstones of EU Strategy

Germany Distribution

- Largest expected market opportunity[1]
- Insurance coverage
- 6 distribution partners
- Sales staff

Portugal Cultivation

- Low-cost production (climate and labor)
- Tariff-free export to other EU countries
- 2.5 million square feet

UK Market Growth

- Gained approval to bulk import Tilray products in June 2019
- Expanding access to medical cannabis through advocacy
- Conducting clinical trials that will lead to commercial advantage
- 6 registered products

[1] SEE DISCLAIMER: FORWARD LOOKING INFORMATION
[2] SOURCE: PROHIBITION PARTNERS. PROJECTIONS BASED ON FULLY LEGAL AND REGULATED MARKET IN EUROPE.
[3] SOURCE: BASED ON STATISTICS PROVIDED BY THE INTERNATIONAL MONETARY FUND AND UNITED NATIONS

©2019 TILRAY | 11

Multiple Paths for Revenue Growth Global Global Global Adult-Use Medical Hemp/CBD 41 Countries 50+ Countries 2 Countries Including U.S. Canada & Uruguay ©2019 TILRA Y | 12Multiple Paths for Revenue Growth Global Global Global Adult-Use Medical Hemp/CBD 41 Countries 50+ Countries 2 Countries Including U.S. Canada & Uruguay ©2019 TILRA Y | 12

Adult-Use

Proven Track Record

Sequentially increased Canadian adult-use revenue Q1⟶Q2⟶Q3

Coast to coast distribution in Canada

6 brands, more than 50 SKU's

Minority investments in 3 retailers, and definitive agreement to acquire FOUR20 retail business

3 licensed facilities

Processing capacity exceeds cultivation capacity, consistent with long-term vision of supply/demand dynamics

Brands

GRAIL™ — QUEST FOR THE UNCOMMON

IRISA™

YUKON ROVE

CANACA™

DUBON™

THE BATCH™

Retail Partners

FOUR20 PREMIUM MARKET

KIARO

FIRE & FLOWER

SPIRITLEAF

WESTLEAF

©2019 TILRAY | 13

Adult-Use

Future Milestones[1]

Introduce new form factors:
- Vapes
- Edibles
- Beverages

Launch additional brands

Launch ABInBev JV products

Launch Fluent CBD beverages in market

Continue research in THC-beverages

Expand production capacity

Expect 3–4 additional countries to legalize by end of 2020

[1] SEE DISCLAIMER: FORWARD-LOOKING INFORMATION

Brands

MARLEY NATURAL
GOODSHIP
chowie wowie
Rmdy.

Beverages

ABInBev
FLUENT

Next Legal Markets?



©2019 TILRAY | 14

Medical Established Medical Brand Proven T rack-Record Products available in 13 countries on 5 continents 12 pharmaceutical distributor relationships, including global agreement with Sandoz 10 clinical trials GMP certified Pharmaceutical Partners ©2019 TILRA Y | 15Medical Established Medical Brand Proven T rack-Record Products available in 13 countries on 5 continents 12 pharmaceutical distributor relationships, including global agreement with Sandoz 10 clinical trials GMP certified Pharmaceutical Partners ©2019 TILRA Y | 15

Medical

Future Milestones[1]

- Import raw material from other countries to Portugal
- Obtain final GMP certifications in Portugal
- Expand product offerings in existing markets
- Complete exports from Portugal to additional international markets
- Extend pharmaceutical partnerships to additional countries and regions
- Supply additional clinical trials


Next Legal Markets?

[1] SEE DISCLAIMER: FORWARD-LOOKING INFORMATION

©2019 TILRAY | 16

Hemp/CBD

Proven Track-Record

Hemp
- Distribution in 20 countries
- ~17,000 stores in North America
- 30,000+ acres of hemp under contract
- 100+ SKU's

CBD
- Signed revenue sharing agreement with Authentic Brands Group
- Launched Manitoba Harvest CBD products in the U.S.
- Completed Smith & Sinclair acquisition
- Achieved GRAS for Manitoba Harvest CBD products

Partnership

ABG AUTHENTIC BRANDS GROUP

Acquisition

SMITH & SINCLAIR

Products



Retailers

Loblaws, amazon, Wegmans, Lucky's Market, HyVee, Whole Foods Market, Costco Wholesale, Sprouts Farmers Market, metro, Ahold Delhaize, CVS, Fresh Thyme Farmers Market, meijer, Kroger, Walmart, Sobeys, H-E-B, the Vitamin Shoppe, Publix, Albertsons, Safeway

©2019 TILRAY | 17

Hemp/CBD

Future Milestones[1]

- Launch CBD products with Authentic Brands Group
- Launch new CBD brands in the U.S.
- Launch Smith & Sinclair CBD products in the U.S.
- Launch cannabinoid seed and oil based products in the EU
- New products
- New markets
- Add retailers

CBD Products

NINE WEST prince®

Other Cannabinoids

Cannabinoid	Potential Therapeutic Indication
CBN	Sleep disorders, Glaucoma, Anti-cancer
THCV	Obesity, PTSD, Parkinson’s disease, Osteoporosis
CBDV	Epilepsy, Fracture healing, Osteoporosis
CBG	Anxiety, Bladder dysfunctions, Colon cancer, IBD, Cachexia
CBC	Pain IBD, Emesis, Breast cancer, Osteoarthritis
CBCV	Epilepsy, Depression
Delta8-THC	Emesis , PTSD

[1] SEE DISCLAIMER: FORWARD-LOOKING INFORMATION

©2019 TILRAY | 18

Cannabis—Disruption is Underway[1]

PHARMACEUTICALS

NOVARTIS (TILRAY)
DEAL ANNOUNCED: MARCH 19, 2018
FRAMEWORK AGREEMENT: DECEMBER 18, 2018

TEVA — TEVA PHARMACEUTICAL INDUSTRIES LTD.
DEAL ANNOUNCED: SEPTEMBER 13, 2019

ALCOHOL

ABInBev (TILRAY)
DEAL ANNOUNCED: DECEMBER 19, 2018

Constellation Brands
DEAL ANNOUNCED: OCTOBER 30, 2017

MOLSON Coors
DEAL ANNOUNCED: AUGUST 1, 2018

FUNCTIONAL FOOD & BEVERAGES

GENERAL CPG

KraftHeinz
DEAL ANNOUNCED: OCTOBER 15, 2019

RETAIL

ABG AUTHENTIC BRANDS GROUP (TILRAY)
DEAL ANNOUNCED: JANUARY 15, 2019

SHOPPERS DRUG MART (TILRAY)
DEAL ANNOUNCED: JANUARY 19, 2018

TOBACCO

PYXUS
DEAL ANNOUNCED: FEBRUARY 8, 2018

IMPERIAL BRANDS
DEAL ANNOUNCED: JULY 25, 2019

Altria
DEAL ANNOUNCED: DECEMBER 7, 2018

BOXES INDICATE PARTIES WITH PUBLICLY ANNOUNCED CURRENT INVOLVEMENT OR PARTNERSHIPS IN THE CANNABIS INDUSTRY

[1] SEE DISCLAIMER: FORWARD-LOOKING INFORMATION

©2019 TILRAY | 19

Cannabis—Disruption is Underway[1]

PHARMACEUTICALS	ALCOHOL	FUNCTIONAL FOOD & BEVERAGES	GENERAL CPG	RETAIL	TOBACCO
TILRAY / NOVARTIS DEAL ANNOUNCED: MARCH 19, 2018 FRAMEWORK AGREEMENT: DECEMBER 18, 2018	TILRAY / ABInBev DEAL ANNOUNCED: DECEMBER 19, 2018	Coca-Cola	KraftHeinz DEAL ANNOUNCED: OCTOBER 15, 2019	TILRAY / ABG AUTHENTIC BRANDS GROUP DEAL ANNOUNCED: JANUARY 15, 2019	PYXUS DEAL ANNOUNCED: FEBRUARY 8, 2018
TEVA PHARMACEUTICAL INDUSTRIES LTD. DEAL ANNOUNCED: SEPTEMBER 13, 2019	Constellation Brands DEAL ANNOUNCED: OCTOBER 30, 2017	DR PEPPER SNAPPLE GROUP	Unilever	TILRAY / SHOPPERS DRUG MART DEAL ANNOUNCED: JANUARY 19, 2018	IMPERIAL BRANDS DEAL ANNOUNCED: JULY 25, 2019
Pfizer	MOLSON Coors DEAL ANNOUNCED: AUGUST 1, 2018	Nestlé	P&G	amazon	Altria DEAL ANNOUNCED: DECEMBER 7, 2018
mundipharma	DIAGEO	pepsi	Mondelēz International	Walmart	BRITISH AMERICAN TOBACCO
	Pernod Ricard	Red Bull		WHOLE FOODS MARKET	PHILIP MORRIS INTERNATIONAL
		MONSTER ENERGY		CVS pharmacy	JTI

BOXES INDICATE PARTIES WITH PUBLICLY ANNOUNCED CURRENT INVOLVEMENT OR PARTNERSHIPS IN THE CANNABIS INDUSTRY

[1] SEE DISCLAIMER: FORWARD-LOOKING INFORMATION

©2019 TILRAY | 20

Quarterly Revenue Growth



Revenue
2017
2018
2019
USD $ in thousands
60,000
50,000
40,000
30,000
20,000
10,000
0
55% growth
195% growth
95% growth
371% growth
86% growth
409% growth
204% growth
$5,027 C$6,656
$7,808 C$9,932
$23,038 C$30,547
$4,992 C$6,653
$9,744 C$13,657
$45,904 C$60,905
$5,406 C$6,749
$10,047 C$12,961
$51,101 C$67,787
$5,113 C$6,728
$15,531 C$20,920
Q1
Q2
Q3
Q4

[1] BASED ON TILRAY'S INTERIM UNAUDITED FINANCIAL STATEMENTS FOR THE QUARTERS ENDED MARCH 31, 2017/2018/2019 THE SIX MONTHS ENDED, JUNE 30, 2017/2018/2019, THE NINE MONTHS ENDED SEPTEMBER 30, 2017/2018/2019, AND THE AUDITED FINANCIALS YEARS ENDED DECEMBER 31, 2017/2018.

©2019 TILRAY
21

Historical Financial and Operating Performance[1]



Revenue
USD $ in thousands
120,000
100,000
80,000
60,000
40,000
20,000
0
$12,644
C$16,749
$20,538
C$26,638
$43,130
C$56,428
$120,043
C$159,284
2016
2017
2018
YTD 3Q 2019



Kilogram Equivalents Sold vs Harvested
KG equivalents sold
KG harvested
30,000
25,000
20,000
15,000
10,000
5,000
0
2,216
4,526
3,024
6,779
6,478
11,022
19,448
35,366
2016
2017
2018
YTD 3Q 2019



Gross Margin
60%
50%
40%
30%
20%
10%
0%
21%
55%
33%
28%
2016
2017
2018
YTD 3Q 2019



Selling Price vs COGS Per Gram
Avg cost per gram sold
Avg net selling price per gram
USD $
$7.00
$6.00
$5.00
$4.00
$3.00
$2.00
$1.00
$0.00
$5.41
C$7.30
$6.52
C$8.42
$6.61
C$8.59
$4.03
C$6.66
$4.04
C$5.34
$2.84
C$3.72
$3.70
C$4.80
$2.95
C$5.20
2016
2017
2018
YTD 3Q 2019

[1] BASED ON TILRAY'S AUDITED ANNUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2016, 2017 AND 2018 AND UNAUDITED STATEMENTS FOR THE NINE MONTHS ENDED SEPTEMBER 30, 2019. INCOME STATEMENT FIGURES ARE CONVERTED AT THE SPOT RATE FOR EACH MONTH.

©2019 TILRAY | 22

1 Long-Term Financial Targets Estimate as a % of Revenue Gross Margin 50%+ 25%+ Adjusted EBITDA 20%+ Operating Income 1 SEE DISCLAIMER: FORWARD LOOKING INFORMATION AND USE OF NON-U.S. GAAP FINANCIAL MEASURES. ©2019 TILRA Y | 231 Long-Term Financial Targets Estimate as a % of Revenue Gross Margin 50%+ 25%+ Adjusted EBITDA 20%+ Operating Income 1 SEE DISCLAIMER: FORWARD LOOKING INFORMATION AND USE OF NON-U.S. GAAP FINANCIAL MEASURES. ©2019 TILRA Y | 23

1 Path to Profitability Short-Term Increase scale, thereby decreasing costs Expand leadership in higher-margin international medical markets Launch higher-margin products and form factors such as vapes, edibles, etc. Leverage Manitoba Harvest infrastructure to launch U.S. CBD Build brand awareness of portfolio of brands Long-Term Increase distribution of high-margin, value-added branded products globally in medical and adult-use markets Continue R&D to drive product development and improvement in product mix 1 SEE DISCLAIMER: FORWARD LOOKING INFORMATION ©2019 TILRA Y | 241 Path to Profitability Short-Term Increase scale, thereby decreasing costs Expand leadership in higher-margin international medical markets Launch higher-margin products and form factors such as vapes, edibles, etc. Leverage Manitoba Harvest infrastructure to launch U.S. CBD Build brand awareness of portfolio of brands Long-Term Increase distribution of high-margin, value-added branded products globally in medical and adult-use markets Continue R&D to drive product development and improvement in product mix 1 SEE DISCLAIMER: FORWARD LOOKING INFORMATION ©2019 TILRA Y | 24

Backed by Long-Term, Patient Capital

Extended Lock-Up Provides for Orderly Release of Largest Stockholders' Shares

Benefits to Tilray

- Enables capital raising & strategic M&A
- Enables orderly share distribution
- Increases liquidity to attract a broader investor base
- Post downstream merger, Tilray CEO and two other co-founders will own 30%+ of Tilray

Downstream merger of Privateer into Tilray, expected to close by year-end

PRIVATEER HOLDINGS → TILRAY

Tilray Controls Distribution of Privateer Shares



23%

77%
Shares owned by Privateer per-transaction

Lock-up expires over two-years

Year One

At Tilray's discretion, marketed offerings and/ or block trades to institutional investors or stock sales to strategic investors

Year Two

Remaining shares subject to a staggered release

[1] REFER TO RULE 425 LEGEND

©2019 TILRAY | 25

It’s Day One in the Cannabis Industry 1 We Will Win Because We Are: $150B + Opportunity Global Pioneers Brand Builders Early Days in the Beginning of a Global Paradigm Shift The Trusted Partner 41/196 countries have legalized medical Talented Management 2/196 countries have legalized adult-use Investing Aggressively Now for Long-Term Profitability Backed by Long-Term, Patient Capital 1 SOURCE: UNITED NATIONS WORLD DRUG REPORT. PROJECTIONS INCLUDE THE ILLICIT MARKET. ©2019 TILRA Y | 26It’s Day One in the Cannabis Industry 1 We Will Win Because We Are: $150B + Opportunity Global Pioneers Brand Builders Early Days in the Beginning of a Global Paradigm Shift The Trusted Partner 41/196 countries have legalized medical Talented Management 2/196 countries have legalized adult-use Investing Aggressively Now for Long-Term Profitability Backed by Long-Term, Patient Capital 1 SOURCE: UNITED NATIONS WORLD DRUG REPORT. PROJECTIONS INCLUDE THE ILLICIT MARKET. ©2019 TILRA Y | 26

Appendix ©2019 TILRA Y | 27Appendix ©2019 TILRA Y | 27

Financial Performance[1]

Consolidated Statement of Net Loss (USD $ in thousands)	YEAR ENDED DECEMBER 31, 2016	YEAR ENDED DECEMBER 31, 2017	YEAR ENDED DECEMBER 31, 2018	THREE MONTH ENDED MARCH 31, 2019	THREE MONTH ENDED JUNE 30, 2019	THREE MONTH ENDED SEPT 30, 2019
Revenue	$ 12,644	$ 20,538	$ 43,130	$23,038	$45,905	$51,101
Cost of Sales	9,974	9,161	28,855	17,653	33,631	32,248
Gross Profit	2,670	11,377	14,275	5,385	12,273	15,853
Gross Margin %	21%	55%	33%	23%	27%	31%
Research and Development Expense	1,136	3,171	4,264	1,048	1,528	2,315
Sales and Marketing Expenses	3,599	7,164	15,366	7,821	14,366	16,974
General and Administrative Expense	4,890	8,401	31,307	14,659	18,850	19,978
Loss from Equity Method Investments	-	-	-	-	-	1,837
Stock-Based Compensation Expense	94	139	20,988	5,306	7,585	8,315
Acquisition-Related (income) Expense, Net	-	-	-	4,424	2,464	(13,454)
Operating Loss	(7,049)	(7,498)	(57,650)	(27,873)	(32,520)	(23,302)

Tilray Sources of Revenue[1] (USD $ in thousands)	YEAR ENDED DECEMBER 31,						NINE MONTHS ENDED SEPTEMBER 30, 2019	
	2016	% of Revenue	2017	% of Revenue	2018	% of Revenue	2019	% of Revenue
Dried Cannabis	$11,324	89.6%	$16,260	79.2%	$21,674	50.3%	$62,214	51.8%
Cannabis Extracts	1,107	8.8%	3,965	19.3%	21,179	49.1%	16,172	13.5%
Accessories	213	1.7%	313	1.5%	277	0.6%	490	0.4%
Hemp Products	-	0.0%	-	0.0%	-	0.0%	41,167	34.3%
Total	12,644	100%	20,538	100%	43,130	100%	120,043	100%

[1] BASED ON TILRAY'S AUDITED ANNUAL FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2016/2017/2018, AND UNAUDITED FINANCIAL STATEMENTS FOR THE THREE MONTHS ENDED MARCH 31, 2019 AND SIX MONTHS ENDED JUNE 30, 2019, AND NINE MONTHS ENDED SEPTEMBER 30, 2019.

©2019 TILRAY | 28

1 Clinical Trial Strategy Build halo around the Tilray brand Earn credibility with medical community and governments Build government relationships and enter new markets Generate data to inform treatment and expand the addressable market Create optionality to register or license medicines if they are found to be safe and efficacious Partner with government and research institutions with existing capital for research expenses 1 SEE DISCLAIMER: FORWARD-LOOKING INFORMATION ©2019 TILRA Y | 291 Clinical Trial Strategy Build halo around the Tilray brand Earn credibility with medical community and governments Build government relationships and enter new markets Generate data to inform treatment and expand the addressable market Create optionality to register or license medicines if they are found to be safe and efficacious Partner with government and research institutions with existing capital for research expenses 1 SEE DISCLAIMER: FORWARD-LOOKING INFORMATION ©2019 TILRA Y | 29

Clinical Trials

Participation in clinical trials furthers our reputation as the most trusted brand in the industry[1]

Country	Indication	Research Partners	Drug Product	Phase	No. Of Patients[1]	Start Date[1]	Completion Date[1]	IP Owner Clinical Trial Drug	IP Owner Study Results	Tilray Role/Obligations
Australia	Chemotherapy-Induced Nausea and Vomiting (CINV)	NSW Government, University of Sydney, Chris O'Brien Lifehouse	Capsule; combination drug product (CBD & THC)	II & III	Phase II: 80 Phase III: 250	Phase II: Q4 2016 Phase III: Q1 2019	Phase II: Q4 2018 Phase III: Q1 2021	Tilray	Institution (with Tilray rights to use data, and Tilray option to acquire exclusive rights for market approval or insurance reimbursement)	Study drug supplier only
Australia	Severe Behavioral Problems in Children with Intellectual Disabilities	Murdoch Children's Research Institute	Oral solution; combined drug product (CBD & THC)	II	10	TBD	TBD	Tilray	Institution (with Tilray rights to the data)	Study drug supplier only
Spain	Glioblastoma[2]	Grupo Español de Investigación en Neuroocología (GEINO)	Oral solution; combination drug product (CBD & THC)	Ib	30	Q3 2018	Q4 2019	Tilray	Institution (with Tilray rights to use data)	Study drug supplier only
USA	Essential Tremor	University of California, San Diego (UCSD)	Capsule; combination drug product (CBD & THC)	IIa	16	Q1 2019	Q2 2020	Tilray	Institution (with Tilray right to use data)	Study drug supplier; $20,000 USD research support
USA	Alcohol Use Disorder (AUD)	New York University School of Medicine	Capsule; drug product (CBD)	II	40	Q3 2019	Q2 2020	Tilray	Institution (with Tilray rights to use data)	Study drug supplier, provider of funding ($67,500 USD)
USA	Post-Traumatic Stress Disorder (PTSD) with Alcohol Use Disorder	New York University School of Medicine	Capsule; drug product (CBD)	II	60	Q3 2019	Q2 2020	Tilray	Institution (with Tilray rights to use data)	Study drug supplier, provider of funding ($67,500 USD)
USA	Taxane-Induced Peripheral Neuropathy (TIPN)	Columbia University Irving Medical Center (CUIMC)	Capsule; combination drug product (CBD & THC)	I	TBD	Q4 2019	TBD	Tilray	Tilray	Study drug supplier
Canada	HIV/AIDS; Inflammation[2]	McGill University	Capsule solution; combined drug product (CBD & THC)	II	26	TBD	TBD	Tilray	Institution (with Tilray rights to the data)	Study drug supplier only
Canada	Pediatric Epilepsy	Toronto's Hospital for Sick Children (SickKids)	Oral solution; combination drug product (CBD & THC)	I Open-label	20	Q4 2017	Q1 2018 (complete)	Tilray	Institution (with Tilray option to acquire exclusive rights for market approval or insurance reimbursement)	Study drug supplier, and provider of funding (C$147,000 committed)
Canada	Post-Traumatic Stress Disorder (PTSD)	University of British Columbia	Vaporized dried cannabis	II	42	Q4 2016	Q2 2019	Tilray	Tilray	Regulatory sponsor, study drug supplier and provider of funding (C$228,000 committed)

[1] SEE DISCLAIMER: FORWARD-LOOKING INFORMATION
[2] REGULATORY APPROVAL PENDING

©2019 TILRAY | 30

Established Medical Brand

We believe patients choose Tilray because we are a scientifically rigorous brand known for producing pure, precise and predictable medical-grade products

CBD-dominant | **THC-dominant** | **THC & CBD balanced**



Full Spectrum Capsules SANDOZ A Novartis Division



Clinical Products



Whole Flower



Full Spectrum Oil SANDOZ A Novartis Division



Purified Oil



Ground Flower

©2019 TILRAY | 31

Global Medical Opportunity

41 countries have authorized medical use.
Our products are in 13 countries.

ARGENTINA	GREECE	ROMANIA
AUSTRALIA	IRELAND	SLOVENIA
AUSTRIA	ISRAEL	SOUTH AFRICA
BRAZIL[1]	ITALY	SOUTH KOREA
CANADA	JAMAICA	SPAIN
CHILE	LUXEMBOURG	SRI LANKA
COLOMBIA	MACEDONIA	SWITZERLAND
COSTA RICA	MEXICO	THAILAND
CROATIA	NETHERLANDS	TURKEY
CYPRUS	NEW ZEALAND	UNITED KINGDOM
CZECH REPUBLIC	NORWAY	UNITED STATES
DENMARK	PERU[1]	URUGUAY
FINLAND	POLAND	VANUATU
GERMANY	PORTUGAL	ZIMBABWE

[1] TILRAY PRODUCTS NOT CURRENTLY AVAILABLE IN THESE COUNTRIES

Australia & New Zealand

Completed multiple exports to both countries

Two pharmaceutical distribution agreements

Two government contracts

Latin America

Signed strategic agreement with pharmaceutical importer and distributor serving Argentina, Brazil, Chile and Peru

Completed exports to Argentina and Chile

U.S. & Mexico

Mexico on the path to legalize adult-use

U.S.: 33 medical-use states;
11 adult-use states

Farm Bill passed in December 2018

©2019 TILRAY | 32

Global Medical Partnerships In order to efficiently and rapidly increase our scale, we are partnering with established pharmaceutical distributors and pharmacy retailers GLOBAL GERMANY CANADA ©2019 TILRA Y | 33Global Medical Partnerships In order to efficiently and rapidly increase our scale, we are partnering with established pharmaceutical distributors and pharmacy retailers GLOBAL GERMANY CANADA ©2019 TILRA Y | 33

Board of Directors The first women-led board of a major cannabis company Brendan Kennedy Christine St.Clare Rebekah Dopp Scotty Greenwood Michael Auerbach Chief Executive Officer Retired Partner Principal Chief Executive Officer Senior Vice President ©2019 TILRA Y | 34Board of Directors The first women-led board of a major cannabis company Brendan Kennedy Christine St.Clare Rebekah Dopp Scotty Greenwood Michael Auerbach Chief Executive Officer Retired Partner Principal Chief Executive Officer Senior Vice President ©2019 TILRA Y | 34

International Advisory Board

Nine internationally-renowned business and government leaders who advise Tilray on global expansion



Governor Howard Dean
Former DNC Chairman and Governor of Vermont



Michael Steele
Former RNC Chair and Lt. Governor of Maryland



Lloyd Axworthy
Former Canadian Minister of Foreign Affairs



Joschka Fischer
Former German Foreign Minister and Vice Chancellor



Jaime Gama
Former Portuguese Minister of Foreign Affairs and Speaker of the Parliament



Alexander John Gosse Downer
Former Australian Foreign Minister



Donald McKinnon
Former New Zealand Foreign Minister and Deputy Prime Minister



James O'Brien
Former U.S. Special Presidential Envoy



Dr. Lorna Marsden
Former Canadian Senator

©2019 TILRAY | 35

Medical Advisory Board

The Medical Advisory Board participates in our clinical trial selection process and provides Tilray with additional credibility as a clinical trial participant

Highly accomplished researchers and physicians



Orrin Devinsky, MD, Chairman

Director

Comprehensive **Epilepsy** Center

NYU Langone



Abraham Chachoua, MD

Associate Director

Perlmutter **Cancer** Center

NYU Langone



Catherine Lord, PhD

Professor and Director

Center for **Autism** and the Developing Brain

Cornell and Columbia Universities



Elizabeth K. Hale, MD

Clinical Associate Professor

Dermatology

NYU Langone

Co-Founder CompleteSkinMD

©2019 TILRAY | 36